SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                    to                                  .

Commission File Number     0-20800

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sterling Financial Corporation

111 North Wall Street

Spokane, WA  99201

REQUIRED INFORMATION

Item 4.    Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Financial Statements and Exhibit

INDEX

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004

Summary of Accounting Policies

Notes to Financial Statements

Supplemental Schedules

Schedule of Assets (Held at End of Year)

Reportable Transactions for the Year Ended December 31, 2004

Signatures

Index to Exhibits

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative
Committee of the Sterling Savings Bank
Employee Savings and Investment Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Sterling Savings Bank Employee Savings and Investment Plan and Trust (the “Plan”) as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spokane, Washington

May 27, 2005

/s/ BDO Seidman, LLP

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value
Mutual funds	$15,613,251	$9,957,165
Common stock of Sterling Financial Corporation	20,571,934	16,095,687
Collective trust funds	4,790,971	3,613,154
Participant loans	432,586	175,393
	41,408,742	29,841,399

Cash and cash equivalents	26,939	203,292
Accrued interest	3,180	2,951
Net assets available for benefits	$41,438,861	$30,047,642

See accompanying summary of accounting policies and notes to financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions to net assets attributed to:
Investment income:
Interest	$13,567
Dividends	1,815,596
Net appreciation in fair value of investments	4,260,979
6,090,142
Contributions:
Participants	4,967,893
Employer	1,279,842
Total additions	12,337,877

Deductions to net assets attributed to:
Distributions and benefits paid to participants	2,914,426
Administration expenses	30,685
Total deductions	2,945,111

Net increase in net assets available for benefits	9,392,766

Transfer of assets from another plan	1,998,453

Net assets available for benefits:
Beginning of year	30,047,642
End of year	$41,438,861

See accompanying summary of accounting policies and notes to financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments

The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the value of shares held by the Plan at year end.  The estimated value of the collective trust funds is determined based on the trustee’s calculation of the aggregate quoted market price of the underlying investments adjusted for certain expenses. Sterling Financial Corporation common stock is valued at its quoted market price.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the net unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Benefit Payments

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options for participants to choose from in combinations of stocks, mutual funds and other investment securities. These investment options are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

1. Description of Plan

The following description of the Sterling Savings Bank (“Sterling” or the “Employer”) Employee Savings and Investment Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan itself for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on July 1, 1985. Employees who have attained the age of 18 may enroll on the first day of the month following one calendar month of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants can contribute from 1% to 75% of their compensation up to the statutory maximum through payroll deductions to the Plan.

Participant contributions are entitled to a discretionary Employer matching contribution. The matching contribution formula provides that Employer will contribute up to a maximum match of 35% of the employee’s contribution not to exceed 10% of the participant’s compensation. The Employer contributed the maximum match in 2004 and 2003. Additional amounts may be contributed at the option of Sterling as a profit sharing contribution. No discretionary profit sharing contributions were made in 2004 or 2003.  All Employer contributions are initially invested in the common stock of Sterling Financial Corporation. Participants who have been employed with Sterling for five years or more have the option of reallocating Employer contributions that have been invested in Sterling Financial Corporation stock into any of the Plan’s other investment funds.

Investment Options

Participant contributions are invested in separate investment options as designated by the individual participants. Participants may elect to reallocate the amounts invested in each investment on any business day.

Participant Accounts

Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution, an allocation of Sterling’s contribution and any Plan earnings, and is debited with any losses and expenses. Allocations of Sterling’s contribution and Plan earnings or losses and expenses are based on participant account balances, as defined in the Plan document. The participant’s benefit is the amount of any balance that has accumulated in his or her account.

Vesting

A participant is 100% vested in his or her voluntary contributions plus actual earnings thereon. Company contributions and earnings thereon are subject to a vesting schedule of 50% after two years and 100% after three years of service.

Forfeitures

Forfeitures totaled $86,358 and $28,789 at December 31, 2004 and 2003, respectively.  Forfeitures of Company contributions will reduce future matching contributions.  Forfeitures in the amount of $30,727 were used to offset Employer contributions for the year ended December 31, 2004.  The remaining forfeitures were allocated to a suspense account for use in future years to offset Employer contributions.

Payment of Benefits

Distributions are made upon termination, death, disability or retirement. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $5,000 or less will be distributed in a lump sum, or (b) balances greater than $5,000 will be distributed in various optional forms of distribution.  In 2005, subsequent to the reporting period, the Plan was amended to allow for automatic rollover of participant balances between $1,000 and $5,000 to an IRA, in the event the participant does not elect otherwise.

Participant Loans

A participant may borrow from his or her fund account up to a maximum of 50% of his or her vested account balance.  However, participant loans can be no more than $50,000 minus the participant’s highest outstanding loan amount during the prior twelve months.  The loans are secured by the vested balance in the participant’s account and bear interest at the Federal Reserve prime rate plus 1%, calculated at the end of each month and applied to all loans funded during the next month.  Principal and interest are paid ratably through regular payroll deductions over a period not to exceed five years.  Participants pay a loan origination fee, as well as an annual loan maintenance fee.

Administrative Expenses

Both Sterling and Plan participants pay the costs of the Plan.  Plan participants pay a portion of the trustee fee in the amount of $25 per participant per year.  Additionally, each share of Sterling Financial Corporation common stock that is purchased by the Plan on the open market is subject to a fee of $0.10 per share, which is paid by the participants.  Sterling pays the remaining portion of the trustee fee charged by Merrill Lynch as trustee and all other fees, expenses and commissions.

2. Investments

The following table presents the fair value of investments, including those that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003.

	2004	2003
Corporate Stocks:
Common Stock of Sterling Financial Corporation	$20,571,934	$16,095,687

Collective Trust Funds:
Merrill Lynch Retirement Preservation Trust	4,790,971	3,613,154

Mutual Funds:
American Growth Fund	4,155,049	0
MFS Value Fund	3,301,573	2,075,319
Delaware Group Trend Fund	2,434,204	1,746,155
Merrill Lynch S&P 500 Index	1,839,408	1,454,960
Merrill Lynch Bond Fund	1,366,399	669,011
American Balanced Fund	1,293,145	606,781
Thornburg International Value Fund	652,091	0
Merrill Lynch Global Allocation Fund	571,382	240,488
MFS Capital Opportunity Fund	0	1,761,570
Alliance Premium Growth Fund	0	1,080,599
Van Kampen Emerging Growth Fund	0	175,485
Federated International Equity Fund	0	146,797

Participant Loans	432,586	175,393
	$41,408,742	$29,841,399

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2004
Mutual funds	$1,283,064
Common stock of Sterling Financial Corporation	2,977,915
Total	$4,260,979

Investment in the Plan is participant-directed, except that the Employer’s matching contributions are generally invested in Sterling Financial Corporation common stock.  As described in Note 1, a participant who has been an Employee for at least five years may reinvest the matching contribution into other investment options.  Participants at their discretion may also direct investments to Sterling Financial Corporation common stock.  Information about the net assets in Sterling Financial Corporation common stock as of December 31, 2004 and 2003, and the change from 2003 to 2004 in non-participant directed investment balances are as follows:

	2004	2003
Net assets in Sterling Financial Corporation common stock:
Non-participant directed	$12,889,608	$10,110,171
Participant directed	7,682,326	5,985,516
Total	$20,571,934	$16,095,687

Changes in non-participant directed net assets in Sterling Financial
Corporation common stock for the years ended December 31:

2004

Contributions	$1,279,842
Stock dividends	918,998
Net appreciation	1,754,290
Benefits paid to participants	(666,127)
Administrative expenses	(9,522)
Transfers to participant-directed investments	(498,044)
Total	$2,779,437

3. Plan Termination

Although it has not expressed an intent to do so, Sterling has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants’ accounts will become fully vested and non-forfeitable.  All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in accordance with the terms of the Plan.

4. Tax Status

On October 18, 2004, the Employer received a letter from the Internal Revenue Service informing the Employer that the Plan is qualified and exempt under Sections 401 and 501 of the Internal Revenue Code of 1986, as amended.

5. Related Party Transactions

Certain Plan investments are shares of mutual funds and collective trust funds managed by Merrill Lynch, which is the trustee of the Plan. These investments include the Retirement Preservation Trust,  Bond Fund Core Bond Portfolio, Global Allocation, and S&P 500 Index Fund.  No transaction fees or commissions were paid, or are payable by the Plan through the Trust relating to these funds in 2004 and 2003.

Certain Plan investments are shares in Sterling Financial Corporation common stock, as detailed in Note 2.  Sterling Financial Corporation is the parent company of Sterling Savings Bank and therefore these transactions also qualify as party-in-interest transactions.

6. Merged Plan

On January 2, 2004, Klamath First Federal Savings and Loan Association was merged with and into Sterling, with Sterling being the surviving institution in the merger.  As a result of the merger, the Klamath Fund 401(k) Plan was merged with and into the Plan.  During the year ended December 31, 2004, Plan assets were increased by $1,998,453 due to this plan merger.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Schedule of Assets (Held at End of Year)
December 31, 2004
EIN: 91-1166044    Plan Number: 001

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest	(d)	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost**	Value

	Common Stock
*	Sterling Financial Corporation	Common stock, 523,992 shares at $1 par value	$7,193,303	$20,571,934

	Collective Trust Funds
*	Merrill Lynch Retirement Preservation Trust	4,790,971 shares		4,790,971

	Mutual Funds
	American Growth Fund	Mutual fund, 153,323 shares		4,155,049
	MFS Value Fund	Mutual fund, 142,678 shares		3,301,573
	Delaware Group Trend Fund	Mutual fund, 114,929 shares		2,434,204
*	Merrill Lynch S&P 500 Index	Mutual fund, 123,949 shares		1,839,408
*	Merrill Lynch Bond Fund	Mutual fund, 115,797 shares		1,366,399
	American Balanced Fund	Mutual fund, 71,841 shares		1,293,145
	Thornburg International Value Fund	Mutual fund, 31,965 shares		652,091
*	Merrill Lynch Global Allocation Fund	Mutual fund, 34,692 shares		571,382
				15,613,251
	Participant Loans	Interest ranging from 5.00% to 6.00%, maturing through November 2009		432,586
				$41,408,742

*	Represents party-in-interest to the Plan.
**	Cost information is omitted for collective trust and mutual funds with respect to participant or beneficiary directed transactions.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust

Schedule of Reportable Transactions for the Year Ended December 31, 2004**
EIN: 91-1166044    Plan Number: 001

(a)	(b) Identity of Party Involved	(c) Description of Asset	(d) Purchase Price	(e) Selling Price	(f) Cost of Asset	(g) Current Value of Asset on Transaction Date	(h) Net Gain
*	Sterling Financial	Employer Securities -	$1,447,952	$0	$1,447,952	$1,447,952	$0
	Corporation	Common Stock	0	1,213,479	511,568	1,213,479	701,911

*	Represents party-in-interest to the Plan.
**	Represents transactions or a series of transactions related to participant and non-participant directed investments in excess of 5% of the fair value of Plan assets at the beginning of the year.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust

Signatures

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sterling Savings Bank Employee Savings and Investment Plan and Trust

Date: June 15, 2005	/s/ William R. Basom
William R. Basom
Vice President, Treasurer and Principal Accounting Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm